UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Cryo-Cell International, Inc.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

228895108

(CUSIP Number)

Gary M. Epstein, Esq.

Greenberg Traurig, PA

1221 Brickell Avenue

Miami, Florida 33130

Tel: (305) 579-0894

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

David I. Portnoy
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

203,957
8. Shared Voting Power:

0
9. Sole Dispositive Power:

203,957
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

203,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

1.7%
14.	Type of Reporting Person (See Instructions):

IN, HC

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Visual Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

53,850
8. Shared Voting Power:

0
9. Sole Dispositive Power:

53,850
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

53,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

0.4%
14.	Type of Reporting Person (See Instructions):

CO

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

PartnerCommunity, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

90,787
8. Shared Voting Power:

0
9. Sole Dispositive Power:

90,787
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

90,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

0.7%
14.	Type of Reporting Person (See Instructions):

CO

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Jamie H. Zidell
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

174,430
8. Shared Voting Power:

0
9. Sole Dispositive Power:

174,430
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

174,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

1.4%
14.	Type of Reporting Person (See Instructions):

IN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Mayim Investment Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

168,457
8. Shared Voting Power:

0
9. Sole Dispositive Power:

168,457
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

168,457
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

1.4%
14.	Type of Reporting Person (See Instructions):

PN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

David W. Ruttenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

119,080
8. Shared Voting Power:

0
9. Sole Dispositive Power:

119,080
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

119,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

1.0%
14.	Type of Reporting Person (See Instructions):

IN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Lynne Portnoy
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

16,150
8. Shared Voting Power:

3,000
9. Sole Dispositive Power:

16,150
10. Shared Dispositive Power:

3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

19,150
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

0.1%
14.	Type of Reporting Person (See Instructions):

IN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Gilbert Portnoy
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

143
8. Shared Voting Power:

3,000
9. Sole Dispositive Power:

143
10. Shared Dispositive Power:

3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,143
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

0.0%
14.	Type of Reporting Person (See Instructions):

IN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Mark L. Portnoy
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

117,515
8. Shared Voting Power:

0
9. Sole Dispositive Power:

117,515
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

117,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

1.0%
14.	Type of Reporting Person (See Instructions):

IN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Capital Asset Fund Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

40,000
8. Shared Voting Power:

0
9. Sole Dispositive Power:

40,000
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

40,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

0.3%
14.	Type of Reporting Person (See Instructions):

PN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

George Gaines
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

200,000
8. Shared Voting Power:

0
9. Sole Dispositive Power:

200,000
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

1.7%
14.	Type of Reporting Person (See Instructions):

IN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Scott D. Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

216,000
8. Shared Voting Power:

0
9. Sole Dispositive Power:

216,000
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

216,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

1.8%
14.	Type of Reporting Person (See Instructions):

IN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Steven Berkowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

150,000
8. Shared Voting Power:

0
9. Sole Dispositive Power:

150,000
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

150,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

1.2%
14.	Type of Reporting Person (See Instructions):

IN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Craig E. Fleishman, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

9,100
8. Shared Voting Power:

0
9. Sole Dispositive Power:

9,100
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

9,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

0.0%
14.	Type of Reporting Person (See Instructions):

IN

SCHEDULE 13D/A

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2005 (the “Statement”), by the Reporting Persons with respect to the shares of Common Stock, par value $.01 (the “Common Stock”), issued by Cryo-Cell International, Inc. (“CCII”), is hereby amended for the fifth time to furnish the additional information set forth herein.

Item 2.	Identity and Background

1. David I. Portnoy

(a)	David I. Portnoy

(b)	David I. Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	David I. Portnoy is the sole officer and director of Focus Financial Corp., a Florida corporation which invests in various businesses. The address of Focus Financial Corp. is also 52 Camden Drive, Bal Harbour, Florida 33154.

(d)	During the last five years, David I. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, David I. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	David I. Portnoy is a United States citizen.

2. Visual Investment Corp.

(a)	Visual Investment Corp., a Delaware corporation

(b)	Visual Investment Corp.’s address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Visual Investment Corp.’s principal business is to provide investment management services to individuals.

(d)	During the last five years, Visual Investment Corp. has not been convicted in a criminal proceeding. David I. Portnoy is the sole officer and director of Visual Investment Corp.

(e)	During the last five years, Visual Investment Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

3. PartnerCommunity, Inc.

(a)	PartnerCommunity, Inc. a Delaware corporation

(b)	PartnerCommunity, Inc.’s address is 901 Yamato Road, Suite 115, Boca Raton, Florida 33431.

(c)	PartnerCommunity, Inc.’s principal business is software development. David I. Portnoy is the chairman of the board of directors and secretary of PartnerCommunity, Inc.

(d)	During the last five years, PartnerCommunity, Inc. has not been convicted in a criminal proceeding.

(e)	During the last five years, PartnerCommunity, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

4. Jamie H. Zidell

(a)	Jamie H. Zidell

(b)	The business address of Jamie H. Zidell is 300 71st Street, Suite 605, Miami Beach, Florida 33141.

(c)	Jamie H. Zidell is an attorney employed by J.H. Zidell Attorneys. The address of J.H. Zidell Attorneys is also 300 71st Street, Suite 605, Miami Beach, Florida 33141.

(d)	During the last five years, Jamie H. Zidell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Jamie H. Zidell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Jamie H. Zidell is a United States citizen.

5. Mayim Investment Limited Partnership

(a)	Mayim Investment Limited Partnership, a Delaware limited partnership

(b)	Mayim Investment Limited Partnership’s address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Mayim Investment Limited Partnership was formed for the purpose of making an investment in the Common Stock. Mayim Management Limited Partnership is Mayim Investment Limited Partnership’s general partner and was formed principally for serving as its general partner. Mayim Management LLC is Mayim Management Limited Partnership’s general partner and was formed principally for serving as its general partner. David I. Portnoy is the managing member and owns all equity interests in Mayim Management LLC.

(d)	During the last five years, Mayim Investment Limited Partnership has not been convicted in a criminal proceeding.

(e)	During the last five years, Mayim Investment Limited Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

6. David W. Ruttenberg

(a)	David W. Ruttenberg

(b)	David W. Ruttenberg’s business address is c/o Belgravia Group, Real Estate Development, 833 N. Orleans, Suite 400, Chicago, Illinois 60610.

(c)	David W. Ruttenberg is a real estate developer employed by Belgravia Group. The address of Belgravia Group is 833 N. Orleans, Suite 400, Chicago, Illinois 60610.

(d)	During the last five years, David W. Ruttenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, David W. Ruttenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	David W. Ruttenberg is a United States citizen.

7. Lynne Portnoy

(a)	Lynne Portnoy

(b)	Lynne Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Lynne Portnoy is a retired private investor.

(d)	During the last five years, Lynne Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Lynne Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Lynne Portnoy is a United States citizen.

8. Gilbert Portnoy

(a)	Gilbert Portnoy

(b)	Gilbert Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Gilbert Portnoy is a retired private investor.

(d)	During the last five years, Gilbert Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Gilbert Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Gilbert Portnoy is a United States citizen.

9. Mark L. Portnoy

(a)	Mark L. Portnoy

(b)	Mark L. Portnoy’s business address is 90 Alton Road, Suite 3307, Miami Beach, FL 33139.

(c)	Mark L. Portnoy is the general partner of Capital Asset Fund Limited Partnership, a Delaware limited partnership which invests in various businesses. The address of Capital Asset Fund Limited Partnership is also 90 Alton Road, Suite 3307, Miami Beach, FL 33139.

(d)	During the last five years, Mark L. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mark L. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mark L. Portnoy is a United States citizen.

10. Capital Asset Fund Limited Partnership

(a)	Capital Asset Fund Limited Partnership, a Delaware limited partnership

(b)	Capital Asset Fund Limited Partnership’s address is 90 Alton Road, Suite 3307, Miami Beach, FL 33139.

(c)	Capital Asset Fund Limited Partnership’s principal business is investing in various businesses. Mark L. Portnoy is the general partner of Capital Asset Fund Limited Partnership.

(d)	During the last five years, Capital Asset Fund Limited Partnership has not been convicted in a criminal proceeding.

(e)	During the last five years, Capital Asset Fund Limited Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

11. George Gaines

(a)	George Gaines

(b)	George Gaines’ business address is 2207 Orrington Avenue, Evanston, IL, 60201.

(c)	George Gaines is a private equity professional.

(d)	During the last five years, George Gaines has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, George Gaines has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	George Gaines is a United States citizen.

12. Scott D. Martin

(a)	Scott D. Martin

(b)	Scott D. Martin’s business address is 243 Trail Ridge Road, Rutherfordton, NC, 28139.

(c)	Scott D. Martin is a private investor.

(d)	During the last five years, Scott D. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Scott D. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Scott D. Martin is a United States citizen.

13. Steven Berkowitz

(a)	Steven Berkowitz

(b)	Steven Berkowitz’s business address is 514 W. Webster Ave., Chicago, IL, 60614.

(c)	Steven Berkowitz is a private investor.

(d)	During the last five years, Steven Berkowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Steven Berkowitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Steven Berkowitz is a United States citizen.

14. Craig E. Fleishman, M.D.

(a)	Craig E. Fleishman, M.D.

(b)	The business address of Craig E. Fleishman, M.D. is 50 W. Sturtevant St., Orlando, FL, 32806.

(c)	Craig E. Fleishman, M.D. is a senior partner of the Congenital Heart Institute at Arnold Palmer Hospital and Miami Children’s Hospital. The address of the Congenital Heart Institute at Arnold Palmer Hospital and Miami Children’s Hospital is also 50 W. Sturtevant St., Orlando, FL, 32806.

(d)	During the last five years, Craig E. Fleishman, M.D. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Craig E. Fleishman, M.D. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Craig E. Fleishman, M.D. is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

(1) David I. Portnoy owns 203,957 shares of Common Stock acquired in open market purchases using personal funds. David I. Portnoy estimates that the total amount of funds used to acquire these shares was $525,692. These Common Stock acquisitions were made between June 2004 and May 2007. No funds were borrowed to acquire these shares.

(2) Visual Investment Corp. owns 53,850 shares of Common Stock acquired in open market purchases using working capital. Visual Investment Corp. estimates that the total amount of funds used to acquire these shares was $171,243. These Common Stock acquisitions were made between July 2004 and August 2006. No funds were borrowed to acquire these shares.

(3) PartnerCommunity, Inc. owns 90,787 shares of Common Stock acquired in open market purchases using working capital. PartnerCommunity, Inc. estimates that the total amount of funds used to acquire these shares was $314,123. These Common Stock acquisitions were made between July 2004 and June 2006. No funds were borrowed to acquire these shares.

(4) Jamie H. Zidell owns 174,430 shares of Common Stock acquired in open market purchases using personal funds. Jamie H. Zidell estimates that the total amount of funds used to acquire these shares was $500,614. These Common Stock acquisitions were made between July 2004 and January 2007. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment discretion over these shares.

(5) Mayim Investment Limited Partnership owns 168,457 shares of Common Stock acquired in open market purchases. Mayim Investment Limited Partnership estimates that the total amount of funds used to acquire these shares was $372,665. These funds were raised by Mayim Investment Limited Partnership between October 2004 and January 2005 through the sale of limited partnership interests. These Common Stock acquisitions were made between October 2004 and July 2007. No funds were borrowed to acquire these shares.

(6) David W. Ruttenberg owns 119,080 shares of Common Stock held by The Crilly Court Trust and acquired in open market purchases using personal funds. David W. Ruttenberg estimates that the total amount of funds used to acquire these shares was $401,300. These Common Stock acquisitions were made between January 2006 and May 2006. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment discretion over these shares.

(7) Lynne Portnoy owns 16,150 shares of Common Stock acquired in open market purchases using personal funds. Lynne Portnoy also claims joint ownership of 3,000 shares of Common Stock with Gilbert Portnoy acquired in open market purchases using personal funds. Lynne Portnoy estimates that the total amount of funds used to acquire these shares was $55,536. These Common Stock acquisitions were made approximately between August 2004 and January 2005. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment and voting discretion over these shares.

(8) Gilbert Portnoy owns 143 shares of Common Stock acquired in open market purchases using personal funds. Gilbert Portnoy also claims joint ownership of 3,000 shares of Common Stock with Lynne Portnoy acquired in open market purchases using personal funds. Gilbert Portnoy estimates that the total amount of funds used to acquire these shares was $13,277.52. These Common Stock acquisitions were made approximately between August 2004 and January 2005. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment and voting discretion over these shares.

(9) Mark L. Portnoy owns 117,515 shares of Common Stock acquired in open market purchases using personal funds. Mark L. Portnoy estimates that the total amount of funds used to acquire these shares was $320,145. These Common Stock acquisitions were made between August 2004 and September 2006. No funds were borrowed to acquire these shares.

(10) Capital Asset Fund Limited Partnership owns 40,000 shares of Common Stock acquired in open market purchases using working capital. Capital Asset Fund Limited Partnership estimates that the total amount of funds used to acquire these shares was $105,866. These Common Stock acquisitions were made between August 2004 and May 2007. No funds were borrowed to acquire these shares.

(11) George Gaines owns 200,000 shares of Common Stock acquired in open market purchases using personal funds. George Gaines estimates that the total amount of funds used to acquire these shares was $630,720. These Common Stock acquisitions were made between January 2005 and August 2006. Some of the shares of Common Stock were acquired pursuant to a margin account but there is currently no margin.

(12) Scott D. Martin owns 216,000 shares of Common Stock acquired in open market purchases using personal funds. Scott D. Martin estimates that the total amount of funds used to acquire these shares was $535,171. These Common Stock acquisitions were made between August 2006 and February 2007. No funds were borrowed to acquire these shares.

(13) Steven Berkowitz owns 150,000 shares of Common Stock acquired in open market purchases using personal funds. Steven Berkowitz estimates that the total amount of funds used to acquire these shares was $366,566. These Common Stock acquisitions were made between November 2006 and April 2007. No funds were borrowed to acquire these shares.

(14) Craig E. Fleishman, M.D. owns 9,100 shares of Common Stock acquired in open market purchases using personal funds except for 100 shares of Common Stock received as a gift from his brother, Adam Fleishman. Craig E. Fleishman, M.D. estimates that the total amount of funds used to acquire these shares was $29,607. These Common Stock acquisitions were made between December 2005 and February 2007. No funds were borrowed to acquire these shares.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following:

PartnerCommunity, Inc. nominated six candidates to be elected to CCII’s board of directors at CCII’s 2007 annual meeting of stockholders. Four of these nominees, David I. Portnoy, Mark L. Portnoy, Scott D. Martin and Craig E. Fleishman, M.D. are CCII’s stockholders and as such they entered into a verbal agreement, pursuant to which they agreed to vote all of each nominee’s shares of Common Stock for the election of the six candidates nominated by PartnerCommunity, Inc. Craig E. Fleishman, M.D. disclaims beneficial ownership of any shares of Common Stock other than the shares of Common Stock owned directly by him and was not, prior to his agreement to serve as a nominee, a member of the group on behalf of which this Schedule 13D/A (Amendment No. 5) is filed.

Item 5.	Interest in Securities of the Issuer

(a) - (b)

With the exception of Lynne Portnoy and Gilbert Portnoy who claim joint ownership of 3,000 shares of Common Stock, each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

David I. Portnoy may be deemed the beneficial owner of 829,854 shares of Common Stock, which number includes (i) 203,957 shares of Common Stock held directly by David I. Portnoy, as to which he has the sole power to vote and dispose or direct the disposition; (ii) 53,850 shares of Common Stock held by Visual Investment Corp., as to which David I. Portnoy may be deemed the beneficial owner as the sole officer and director of Visual Investment Corp.; (iii) 90,787 shares of Common Stock held by PartnerCommunity, Inc., as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary and as managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such shares of Common Stock in accordance with the agreement between PartnerCommunity, Inc. and Mayim Management, LLC described under Item 6 of the Fourth Amendment to the Statement, filed with the SEC on March 26, 2007; (iv) 174,430 shares of Common Stock held by Jamie H. Zidell, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares of Common Stock in accordance with the agreements between David I. Portnoy and Jamie H. Zidell described under Item 6 of the Statement and under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007; (v) 168,457 shares of Common Stock held by Mayim Investment Limited Partnership, as to which David I. Portnoy may be deemed the beneficial owner as the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner of Mayim Investment Limited Partnership; (vi) 119,080 shares of Common Stock held by David W. Ruttenberg, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares of Common Stock in accordance with the agreement between

David I. Portnoy and David W. Ruttenberg described under Item 6 of the Second Amendment to the Statement, filed with the SEC on June 26, 2006; (vii) 16,150 shares of Common Stock held by Lynne Portnoy and 3,000 shares of Common Stock held jointly by Lynne Portnoy and Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares of Common Stock in accordance with the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007; and (viii) 143 shares of Common Stock held by Gilbert Portnoy and 3,000 shares of Common Stock held jointly by Gilbert Portnoy and Lynne Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares of Common Stock in accordance with the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s definitive proxy filed with the SEC as Form DEFC14A on June 8, 2007 (“CCII’s Proxy”), this represents beneficial ownership of approximately 7.1% of the shares of Common Stock outstanding.

Visual Investment Corp. may be deemed the beneficial owner of the 53,850 shares of Common Stock held in its name. David I. Portnoy is the sole officer and director of Visual Investment Corp. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 0.4% of the shares of Common Stock outstanding.

PartnerCommunity, Inc. may be deemed the beneficial owner of the 90,787 shares of Common Stock held in its name. David I. Portnoy is chairman of the board and secretary of PartnerCommunity, Inc. and managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such shares of Common Stock in accordance with the agreement between PartnerCommunity, Inc. and Mayim Management, LLC described under Item 6 of the Fourth Amendment to the Statement, filed with the SEC on March 26, 2007. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 0.7% of the shares of Common Stock outstanding.

Jamie H. Zidell may be deemed the beneficial owner of the 174,430 shares of Common Stock held in his name. Under the agreements between Jamie H. Zidell and David I. Portnoy described under the Statement and under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, David I. Portnoy has the right to make investment decisions relating to such shares of Common Stock, although Jamie H. Zidell retains the sole right to vote the shares of Common Stock held by him and the right to withdraw his assets from such agreements. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 1.4% of the shares of Common Stock outstanding.

Mayim Investment Limited Partnership may be deemed the beneficial owner of the 168,457 shares of Common Stock held in its name. David I. Portnoy is the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner of Mayim Investment Limited Partnership. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 1.4% of the shares of Common Stock outstanding.

David W. Ruttenberg may be deemed the beneficial owner of the 119,080 shares of Common Stock held in his name. Under the agreement between David W. Ruttenberg and David I. Portnoy described under Item 6 of the Second Amendment to the Statement, filed with the SEC on June 26, 2006, David I. Portnoy has the right to make investment decisions relating to such shares of Common Stock, although David W. Ruttenberg retains the sole right to vote the shares of Common Stock held by him and the right to withdraw his assets from such agreement. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 1.0% of the shares of Common Stock outstanding.

Lynne Portnoy may be deemed the beneficial owner of the 16,150 shares of Common Stock held in her name and of the 3,000 shares of Common Stock held in joint ownership with Gilbert Portnoy. Under the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, David I. Portnoy is authorized to make investment and voting decisions relating to such shares of Common Stock, although Lynne Portnoy retains the right to withdraw her assets from such agreement. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 0.1% of the shares of Common Stock outstanding.

Gilbert Portnoy may be deemed the beneficial owner of the 143 shares of Common Stock held in his name and of the 3,000 shares of Common Stock held in joint ownership with Lynne Portnoy. Under the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, David I. Portnoy is authorized to make investment and voting decisions relating to such shares of Common Stock, although Gilbert Portnoy retains the right to withdraw his assets from such agreement. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately less than 0.1% of the shares of Common Stock outstanding.

Mark L. Portnoy may be deemed the beneficial owner of 157,515 shares of Common Stock, which number includes (i) 117,515 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition and (ii) 40,000 shares of Common Stock held by Capital Asset Fund Limited Partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 1.3% of the shares of Common Stock outstanding.

Capital Asset Fund Limited Partnership may be deemed the beneficial owner of the 40,000 shares of Common Stock held in its name. Mark L. Portnoy is the general partner of Capital Asset Fund Limited Partnership. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 0.3% of the shares of Common Stock outstanding.

George Gaines may be deemed the beneficial owner of 200,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 1.7% of the shares of Common Stock outstanding.

Scott D. Martin may be deemed the beneficial owner of 216,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 1.8% of the shares of Common Stock outstanding.

Steven Berkowitz may be deemed the beneficial owner of 150,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately 1.2% of the shares of Common Stock outstanding.

Craig E. Fleishman, M.D. may be deemed the beneficial owner of 9,100 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,669,629 shares of Common Stock outstanding as of May 23, 2007, as reported in CCII’s Proxy, this represents beneficial ownership of approximately less than 0.1% of the shares of Common Stock outstanding.

(c)

The information provided below lists each transaction effected in the shares of Common Stock by each Reporting Person during the past sixty days.

Name	Date	Shares Purchased (Sold)	Price per Share
Mayim Investment Limited Partnership	July 6, 2007	5,000	$2.47
Mayim Investment Limited Partnership	July 2, 2007	3,500	$2.45
Mayim Investment Limited Partnership	July 2, 2007	2,000	$2.47
Mayim Investment Limited Partnership	June 20, 2007	5,000	$2.16
Capital Asset Fund Limited Partnership	May 18, 2007	3,000	$2.25
Capital Asset Fund Limited Partnership	May 18, 2007	2,000	$2.30
David I. Portnoy	May 18, 2007	336	$2.29
David I. Portnoy	May 18, 2007	3,392	$2.30
David I. Portnoy	May 18, 2007	2,450	$2.35
David I. Portnoy	May 17, 2007	2,500	$2.30
David I. Portnoy	May 17, 2007	2,800	$2.29
David I. Portnoy	May 16, 2007	2,050	$2.28
David I. Portnoy	May 16, 2007	800	$2.27
David I. Portnoy	May 15, 2007	800	$2.22
David I. Portnoy	May 15, 2007	3,971	$2.20
David I. Portnoy	May 14, 2007	1,929	$2.25
David I. Portnoy	May 11, 2007	4,136	$2.22
David I. Portnoy	May 11, 2007	800	$2.25
David I. Portnoy	May 10, 2007	408	$2.22
David I. Portnoy	May 7, 2007	5,000	$2.25
David I. Portnoy	May 7, 2007	2,000	$2.21

(d)

As described in the Statement, the Second Amendment to the Statement, filed with the SEC on June 26, 2006, and the Third Amendment to the Statement, filed with the SEC on February 1, 2007, Jamie H. Zidell and David W. Ruttenberg entered into agreements with David I. Portnoy, pursuant to which they agreed to share certain profits from their respective investment accounts with David I. Portnoy. David I. Portnoy exercises investment discretion over these shares.

As described in the Third Amendment to the Statement, filed with the SEC on February 1, 2007, Lynne and Gilbert Portnoy entered into a verbal agreement with David I. Portnoy, pursuant to which David Portnoy exercises investment and voting discretion over these shares.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by the addition of the following:

David I. Portnoy, Mark L. Portnoy and Scott D. Martin entered into a verbal agreement with Craig E. Fleishman, M.D., who owns 9,100 shares of Common Stock held in his name, pursuant to which they agreed to vote all of their shares of Common Stock for the election of the slate of candidates for director nominated by PartnerCommunity Inc., who include David I. Portnoy, Mark L. Portnoy, Scott D. Martin, Craig E. Fleishman, M.D., Harold D. Berger and John Z. Yin, Ph.D.

David I. Portnoy and David W. Ruttenberg entered into a verbal agreement dated late February or early March 2007, pursuant to which David W. Ruttenberg agreed to share with the parties to the January 18, 2007 verbal agreement described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, legal and other fees currently incurred or to be incurred in connection with the activities described in Item 4 of the Third Filing Amendment, which activities included the stockholder proposal submitted by David I. Portnoy to CCII recommending the adoption of substantially equivalent provisions to those set forth in the SEC’s Proposed Rule 14a-11 with respect to stockholder nominations of candidates for director and the possible nomination of a slate of candidates for directors to be elected at CCII’s 2007 annual meeting of stockholders.

Item 7.	Material to be Filed as Exhibits

Exhibit 1. Joint Filing Agreements and Powers of Attorney

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

/s/ David I. Portnoy
David I. Portnoy

Visual Investment Corp.

By:	/s/ David I. Portnoy
David I. Portnoy
President

PartnerCommunity, Inc.

By:	/s/ David I. Portnoy
David I. Portnoy
Chairman of the Board

By:	/s/ David I. Portnoy
David I. Portnoy, for Jamie H. Zidell, pursuant to power of attorney

Mayim Investment Limited Partnership

By:	Mayim Management Limited Partnership, its general partner

By:	Mayim Management, LLC, its general partner

By:	/s/ David I. Portnoy
David I. Portnoy
President

By:	/s/ David I. Portnoy
David I. Portnoy, for David W. Ruttenberg, pursuant to power of attorney

By:	/s/ David I. Portnoy
David I. Portnoy, for Lynne Portnoy, pursuant to power of attorney

By:	/s/ David I. Portnoy
David I. Portnoy, for Gilbert Portnoy, pursuant to power of attorney

/s/ Mark L. Portnoy
Mark L. Portnoy

Capital Asset Fund Limited Partnership

By:	/s/ Mark L. Portnoy
Mark L. Portnoy
General Partner

/s/ George Gaines
George Gaines

/s/ Scott Martin
Scott Martin

/s/ Steven Berkowitz
Steven Berkowitz

/s/ Craig E. Fleishman, M.D.
Craig E. Fleishman, M.D.

EXHIBIT 1

Joint Filing Agreements and Powers of Attorney

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of CRYO-CELL International, Inc., and that this Agreement be included as an Exhibit to such joint filing. The undersigned hereby authorize David Portnoy to sign the statement on Schedule 13D, and/or any amendment thereto, and file it with the Securities and Exchange Commission on their behalf. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of January 2005.

/s/ David Portnoy
David Portnoy

Focus Financial Corp.

By:	/s/ David Portnoy
David Portnoy
President

Visual Investment Corp.

By:	/s/ David Portnoy
David Portnoy
President

PartnerCommunity, Inc.

By:	/s/ David Portnoy
David Portnoy
Chairman of the Board

/s/ Jamie H. Zidell
Jamie H. Zidell

Mayim Investment Limited Partnership

By:	Mayim Management Limited Partnership, its general partner

By:	Mayim Management, LLC, its general partner

By:	/s/ David Portnoy
David Portnoy
President